September 18, 2012

Bo Howell

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Funds, Inc. (the “Registrant”)

File Nos. 033-49808 and 811-06727

Dear Mr. Howell:

On August 31, 2012, the Registrant, on behalf of Foxhall Global Trends Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement.  On September 10, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

1. Comment.  Please review Item 9 of Schedule 14A and provide applicable information regarding the Registrant’s relationship with its independent public accountants.

Response.  Based on its review of Item 9, the Registrant has determined that disclosure regarding its relationship with its independent public accountant is not required because the proxy solicitation does not relate to either (1) an annual (or special meeting in lieu of annual) meeting of shareholders at which directors are to be elected or (2) the election approval or ratification of the Registrant’s accountant.  While the solicitation does involve the election of an incumbent director nominee, the election is not occuring as part of (or in lieu of) an annual shareholder meeting.  As noted in the proxy statement, the Registrant is not required, and does not intend, to have annual shareholder meetings for the election of directors.  Rather, the Registrant has chosen to secure shareholder approval of the incumbent director nominee in order to facilitate future compliance with the Investment Company Act of 1940 should the Registrant’s board later seek to appoint new directors.

2. Comment.  In the section under the heading “Independent Director Nominee” in Proposal 2, which describes the board’s consideration of Mr. Helmly’s qualifications for serving as a director, please provide more detail about Mr. Helmly’s experience.

Response.  The discussion of Mr. Helmly’s experience has been revised as follows:

The Board believes the Nominee possesses experiences, qualifications and skills valuable to the Fund.  The Nominee currently serves as president of Taproot Capital, which provides leasing and financial services to the government marketplace, leadership training and assistance to technology companies, and capital funding, including merger and acquisition support.  The Board noted that the Nominee has extensive experience in corporate finance and leasing, including business valuation, financial controls, debt facilities, and advisory services, as well as in the technology sector, including commercial and government markets, which give the Nominee a unique perspective on the financial markets.  The Board believes the Nominee’s background and broad experience, including his executive leadership roles at Taproot Capital and GTSI Financial Services, Inc., bring a diversity of viewpoint to the Board.

3. Comment.  The table of information about incumbent directors states that C. Thomas McMillen has held three other directorships during the past five years.  Please list the names of the entities for which Mr. McMillen has served as a director.

Response.  The number “3” was listed under the column “Other Directorships Held by the Director During the Past 5 Years” in error.  In fact, Mr. McMillen has not held any other directorships during the past five years.  The table has been revised accordingly.

4. Comment.  The description of the board of directors under the paragraph header “Board Leadership Structure” in Proposal 2 states that the board is chaired by an interested director and does not have a lead independent director.  Please provide additional information as to why the Registrant believes this structure is appropriate.

Response.  The Registrant notes that its description of the board’s structure originally included the following statement:  “Generally, the Company believes it best to have a single leader who is seen by shareholders, business partners and other stakeholders as providing strong leadership.”  The Registrant has supplemented this statement with additional information (provided below) describing the basis for its determination that the current structure is appropriate.

Generally, the Company believes it best to have a single leader who is seen by shareholders, business partners and other stakeholders as providing strong leadership.  The Company believes that its Chairman, serving in a leadership role for the Company and the Board, together with the Audit Committee, comprised solely of Independent Directors, and the full Board of Directors, provide effective leadership and oversight that allow the Board to operate efficiently and in the best interests of the Funds and each shareholder.

5. Comment.  Please review Item 22(b)(15)(i) of Schedule 14A and provide applicable information regarding the number of board meetings held during the last fiscal year and the Registrant’s policy regarding director attendance at annual shareholder meetings, as required by Items 407(b)(1) and (b)(2) of Regulation S-K.

Response.  The description of the board of directors under the paragraph header “Board Leadership Structure” in Proposal 2 has been revised to include information regarding the number of board meetings held during the last fiscal year.  Information regarding an annual shareholder attendance policy is inapplicable because the Registrant is not required, and does not intend, to have annual shareholder meetings.

6. Comment.  Please review Item 22(b)(15)(i) of Schedule 14A and provide applicable information regarding shareholder communications with the board of directors, as required by Item 407(f) of Regulation S-K.

Response.  The following description of the Registrant’s process for shareholders to send communications to the board of directors has been added under the “Other Information” section.

COMMUNICATIONS WITH THE BOARD

The Company’s Board believes that it is important for shareholders to have a process to send communications to the Board. Accordingly, a shareholder of the Company wishing to communicate with the Board may do so in writing, signed by the shareholder and setting forth: (a) the name and address of the shareholder; (b) the number of shares of the Fund owned by the shareholder; and (c) if the shares are owned indirectly through a broker or other record owner, the name of the broker or other record owner. These communications should be addressed as follows:  Secretary, Dominion Funds, Inc., c/o Gemini Fund Services, LLC, 450 Wireless Blvd., Hauppauge, NY  11788.

The Secretary of the Company is responsible for collecting, reviewing, and organizing all properly-submitted shareholder communications. With respect to each properly-submitted shareholder communication, the Secretary, in most instances, either will: (i) provide a copy of the communication to the appropriate Committee of the Board or to the full Board at the Committee’s or Board’s next regularly-scheduled meeting; or (ii) if the Secretary determines that the communication requires more immediate attention, forward the communication to the appropriate Committee of the Board or to the full Board promptly after receipt.

The Secretary, in good faith, may determine that a shareholder communication should not be provided to the appropriate Committee of the Board or to the full Board because the communication: (i) does not reasonably relate to the Company or the Company’s operations, management, activities, policies, service providers, Board of Directors, or one of the Committees of the Board, officers, or shareholders, or other matters relating to an investment in the Company; or (ii) is ministerial in nature (such as a request for Company literature, share data, or financial information).

In addition to the changes described above, and as discussed with you on September 10, 2012, please note that the proxy statement has been revised to reflect that Mr. Helmly has been serving as a board-appointed director since April 5, 2012.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3265.

Sincerely,

/s/ JoAnn Strasser

JoAnn Strasser

716836.1